UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 GigOptix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37517Y103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Yaron Elad
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 10, 2011
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 6 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 19 pages

                                 SCHEDULE 13D/A

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            410,562
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        410,562
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     410,562
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 19 pages

This Amendment No. 1 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the common stock, par value $0.001 per share, of GigOptix, Inc. (the "Statement"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with sales of Common Stock held by Elron, one of the Reporting Persons, which were made from January 3, 2011 through February 10, 2011. These sales resulted in each of the Reporting Persons beneficially holding less than 5% of the outstanding shares of Common Stock, and accordingly this Amendment represents an exit filing by each of the Reporting Persons.

The following amends and supplements Items 2, 5 and 7 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

     As of February 10, 2011:

DIC owned approximately 50.5% of the outstanding shares of Elron.

IDB Development owned approximately 73.5% of the outstanding shares of DIC.

IDB Holding owned approximately 100% of the outstanding shares of IDB
Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 56.3% and 12.4% respectively of the outstanding shares of, and control, Ganden Holdings. One of Ganden Holdings' other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors; Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director, of IDB Holding, IDB Development and DIC; and Rona Dankner, the daughter of Nochi Dankner and the niece of Shelly Bergman, is a director of Elron.

Ganden Holdings owned approximately 54.7% of the outstanding shares of IDB Holding, including approximately 37.2% of the outstanding shares of IDB Holding owned through Ganden which is a wholly owned subsidiary of Ganden Holdings. Approximately 31% of the outstanding shares of IDB Holding owned by Ganden are subject to the IDB Shareholders Agreement. The additional shares of IDB Holding owned by Ganden and Ganden Holdings are not subject to the IDB Shareholders Agreement. Substantially all of the shares of IDB Holding owned by Ganden and Ganden Holdings have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell these shares.

Shelly Bergman owned through private Israeli corporation which is wholly owned by her approximately 4.2% of the outstanding shares of IDB Holding. These shares of IDB Holding are not subject to the IDB Shareholders Agreement.

Ruth Manor owned through Manor Holdings approximately 13.3% of the outstanding shares of IDB Holding, including approximately 10.2% of the outstanding shares of IDB Holding owned through Manor which is a majority owned subsidiary of Manor Holdings. Approximately 10.3% of the outstanding shares of IDB Holding owned by Manor and Manor Holdings are subject to the IDB Shareholders Agreement. The additional shares of IDB Holding owned by Manor Holdings are not subject to the IDB Shareholders Agreement. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC and Dori Manor is a director of Elron as well.

Avraham Livnat owned through Avraham Livnat Ltd. approximately 13.3% of the outstanding shares of IDB Holding, including approximately 10.2% of the outstanding shares of IDB Holding owned through Livnat which is a wholly owned subsidiary of Avraham Livnat Ltd. Approximately 10.3% of the outstanding shares of IDB Holding owned by Livnat and Avraham Livnat Ltd. are subject to the IDB Shareholders Agreement. The additional shares of IDB Holding owned Avraham Livnat Ltd. are not subject to the IDB Shareholders Agreement. Avraham Livnat's son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC; and another son of Avraham Livnat, Shay Livnat, is a director of IDB Development and Elron.

                               Page 10 of 19 pages

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elron, (ii) DIC, (iii) IDB Development and (iv) IDB Holding are set forth in Schedules A, B, C and D attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C and D previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate's Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of February 10, 2011, Elron beneficially owned an aggregate of 410,562 shares of Common Stock, or approximately 3.3%, of the Common Stock. This percentage was calculated based on 12,195,909 shares of Common Stock outstanding, as reported in the Issuer's Report on Form 10Q filed with the Securities and Exchange Commission on November 17, 2010.

Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock. Each of these Reporting Persons disclaims beneficial ownership of all the shares of Common Stock held by Elron.

None of the Reporting Persons purchased and, except as set forth in this Amendment, none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to February 10, 2011.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC and Elron did not own, as of February 10, 2011 any shares of Common Stock (including shares of Common Stock that may be acquired pursuant to options or rights to purchase such shares of Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to February 10, 2011.

From January 3, 2011 through February10, 2011 Elron sold an aggregate of 363,464 shares of Common Stock in transactions in the open market for a total consideration, before broker commissions, of approximately $1 million, the details of which are set forth in Exhibit 1 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A, B, C and D - name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elron, (ii) DIC, (iii) IDB Development and
                  (iv) IDB Holding.

Exhibit 1         Sales of shares of Common Stock by Elron


                               Page 11 of 19 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 17, 2011     ELRON ELECTRONIC INDUSTRIES LTD.
                            DISCOUNT INVESTMENT CORPORATION LTD.
                            IDB DEVELOPMENT CORPORATION LTD.
                            IDB HOLDING CORPORATION LTD.
                            NOCHI DANKNER
                            SHELLY BERGMAN
                            RUTH MANOR
                            AVRAHAM LIVNAT

                            BY:  ELRON ELECTRONIC INDUSTRIES LTD.

                                                  (signed)
                            BY:  ______________________________________
                            Yaron Elad, authorized signatory of Elron Electronic Industries Ltd., for itself and on behalf of Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the initial Statement as Exhibits 1 through 7.


                               Page 12 of 19 pages

Schedule A

                        Directors and Executive Officers
                                       of
                        Elron Electronic Industries Ltd.
                            (as of February 10, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Arie Mientkavich                                Chairman of the       Chairman of Elron; Deputy Chairman of Gazit Globe
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd.

Ami Erel                                        Director              President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         Koor Industries Ltd. and Makhteshim Agan
                                                                      Industries Ltd.

Avraham Asheri                                  Director              Director of companies.
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Yaacov Goldman                                  External Director     Director of companies.
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Gad Arbel                                       External Director     Director of Companies.
Hashalom 96,
Mevaseret Zion, 90805, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Rona Dankner                                    Director              Director of Companies
3 Azrieli Center, The Triangular Tower,
Tel-Aviv 67023, Israel
Israel

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Arie Ovadia                                     Director              Director of companies.
10 Harav Amiel Street,
Tel Aviv, 62223, Israel

Ari Bronshtein                                  Co-Chief Executive    Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower 44th     Officer               Elron.
floor, Tel-Aviv 67023, Israel

Yaron Elad                                      Vice President and    Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial       Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Nir Pinchas                                     Comptroller           Comptroller of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.

                               Page 13 of 19 pages

Schedule B

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                            (as of February 10, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd..

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd..

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Mark Schimmel (*)                               Director              Co-Managing Director of UKI Investments.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction,
Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Prof. Niv Ahituv                                External Director     Professor at the Faculty of Management in the Tel
33 Drezner Street,                                                    Aviv University.
Tel Aviv 69496, Israel.

Isaac Manor (**)                                Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

                               Page 14 of 19 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Dori Manor (**)                                 Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Haim Gavrieli                                   Director              Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th                          Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman of NetVision Ltd., Cellcom Israel Ltd.,
floor, Tel-Aviv 67023, Israel                                         Koor Industries Ltd. and Makhteshim Agan
                                                                      Industries Ltd.

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Elron.
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Asaf Topaz                                      Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)   Dual citizen of Israel and the United Kingdom.
(**)  Dual citizen of Israel and France

                         ==============================
Schedule C

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of February 10, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd..

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd..

                               Page 15 of 19 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      Director              Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel

Prof. Yoram Margalioth                          Director              Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street,                                                  Faculty of Law in the Tel Aviv University.
Raanana 43724, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gonen Bieber **                                 Vice President and    Vice President and Chief Financial Officer of Clal
3 Azrieli Center, The Triangular Tower, 45th    finance manager       Industries and Investments Ltd.; Vice President
floor, Tel-Aviv 67023, Israel                                         and finance manager of IDB Development; Finance
                                                                      manager of IDB Holding.

Haim Gavrieli                                   Executive Vice        Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    President             Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

                               Page 16 of 19 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Haim Tabouch                                    Vice President        Vice President Comptrolling of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptrolling          Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Amir Harosh                                     Comptroller           Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)   Dual citizen of Israel and France.
(**)  Dual citizen of Israel and the Republic of Germany.

                         ==============================
Schedule D

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of February 10, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and director of companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahanman Street,                            the Board of          of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel                         Directors

Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Deputy Chairman of Gazit-Globe
3 Azrieli Center, The Triangular Tower, 42nd    the Board of          Ltd. and Chairman of Gazit-Globe Israel
floor, Tel-Aviv 67023, Israel                   Directors             (Development) Ltd.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

                               Page 17 of 19 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                                      External Director     Head of auditing of subsidiaries of Clalit Health
7 Tarad Street, Ramat Gan 52503, Israel                               Services

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street, Haifa 34986, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal.

Haim Gavrieli                                   Chief Executive       Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd..

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President
3 Azrieli Center, The Triangular Tower, 44th                          Comptrolling of IDB Development.
floor, Tel-Aviv 67023, Israel

*        Dual citizen of Israel and France.


                               Page 18 of 19 pages

                                                                       Exhibit 1

                    Sales of shares of Common Stock by Elron

-------------------------------------- ----------------------------------- -----------------------------------
                                                   AMOUNT OF                        PRICE PER SHARE
             TRADE DATE                      SHARES OF COMMON STOCK                     (IN US$)
-------------------------------------- ----------------------------------- -----------------------------------
           January 3, 2011                            500                                 3.10
-------------------------------------- ----------------------------------- -----------------------------------
                                                    4,000                                 3.05
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 3.04
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 3.04
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 3.00
-------------------------------------- ----------------------------------- -----------------------------------
                                                      600                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                      988                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,900                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                    5,462                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                      538                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                      600                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                    5,400                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                      600                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                    7,300                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                      600                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
                                                       12                                 2.95
-------------------------------------- ----------------------------------- -----------------------------------
           January 6, 2011                          5,000                                 2.85
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,200                                 2.85
-------------------------------------- ----------------------------------- -----------------------------------
                                                    5,000                                 2.85
-------------------------------------- ----------------------------------- -----------------------------------
                                                      100                                 2.85
-------------------------------------- ----------------------------------- -----------------------------------
                                                      100                                 2.85
-------------------------------------- ----------------------------------- -----------------------------------
          January 13, 2011                            364                                 2.68
-------------------------------------- ----------------------------------- -----------------------------------
                                                      100                                 2.68
-------------------------------------- ----------------------------------- -----------------------------------
          January 14, 2011                            500                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                    5,900                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                      100                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
          January 18, 2011                            500                                 2.80
-------------------------------------- ----------------------------------- -----------------------------------
                                                    5,000                                 2.80
-------------------------------------- ----------------------------------- -----------------------------------
                                                    4,500                                 2.80
-------------------------------------- ----------------------------------- -----------------------------------
          February 9, 2011                          1,600                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
          February 10, 2011                           500                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                   45,000                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.70
-------------------------------------- ----------------------------------- -----------------------------------
                                                      200                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    2,450                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.72
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.73
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,500                                 2.73
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.73
-------------------------------------- ----------------------------------- -----------------------------------
                                                    1,000                                 2.73
-------------------------------------- ----------------------------------- -----------------------------------
                                                      500                                 2.73
-------------------------------------- ----------------------------------- -----------------------------------
                                                      300                                 2.75
-------------------------------------- ----------------------------------- -----------------------------------
                                                  240,050                                 2.75
-------------------------------------- ----------------------------------- -----------------------------------

                               Page 19 of 19 pages